[Yahoo! letterhead]

May 18, 2012

VIA EDGAR

Ms. Katherine Wray, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 27, 2012

Definitive Additional Soliciting Materials on Schedule 14A

Filed May 2, 2012

File No. 000-28018

Dear Ms. Wray:

We received your letters dated May 4, 2012 and May 9, 2012 (the “Letters”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced proxy materials filed under the Securities Exchange Act of 1934.

As disclosed in a Form 8-K we filed with the Commission on May 14, 2012, we entered into a settlement agreement (the “Settlement Agreement”) on May 13, 2012 with Third Point LLC (“Third Point”), Daniel S. Loeb, Michael J. Wolf, Harry J. Wilson, Jeffrey A. Zucker and certain other affiliates of Third Point (collectively, the “Third Point Group”) to settle the proxy contest pertaining to the election of directors at our 2012 annual meeting of shareholders. Pursuant to the Settlement Agreement, the Third Point Group has withdrawn its nomination of four candidates for election to our board of directors at our 2012 annual meeting of shareholders and has agreed to immediately cease all efforts related to their own proxy solicitation. Our board of directors appointed each of Messrs. Loeb, Wolf and Wilson to our board of directors effective May 16, 2012 and has agreed to nominate each of them for election to the board of directors at the 2012 annual meeting of shareholders. Further, in connection with the Settlement Agreement,

Roy Bostock, Patti Hart, Vyomesh Joshi, Arthur Kern and Gary Wilson resigned from the board of directors effective May 13, 2012. Our board of directors has also elected Alfred Amoroso to serve as our non-executive Chairman of the Board.

In addition, effective May 12, 2012, Scott Thompson resigned as our Chief Executive Officer and President, as a member of our board of directors and from all other positions with Yahoo!. Our board of directors has appointed Ross Levinsohn, our Executive Vice President and Head of Global Media, as interim Chief Executive Officer and President, effective May 13, 2012.

We have responded below to the Staff’s comments included in the Letters. For the convenience of the Staff, each comment from the Letters is restated in italics prior to our response to the comment.

May 4, 2012 Staff Comment Letter

Preliminary Proxy Statement

General

1.

We refer to the disclosure in your preliminary proxy statement regarding Mr. Thompson’s and Ms. Hart’s educational backgrounds. We further note your May 3rd press statements indicating that certain of this disclosure is not accurate and was included in your filing due to an “inadvertent error,” and stating that your board is reviewing the matter and will make an appropriate disclosure when the review is complete. Please revise your proxy statement as necessary, and provide us with your analysis of the materiality under the federal securities laws of any disclosures you have made that do not accurately reflect these individuals’ backgrounds.

RESPONSE:

As a result of the resignations of Mr. Thompson and Ms. Hart as noted above, we intend to remove Mr. Thompson’s and Ms. Hart’s biographical information from the definitive proxy statement for our 2012 annual meeting of shareholders.

We note, however, the Staff’s comments regarding the educational backgrounds of Mr. Thompson and Ms. Hart included in filings with the Commission and previously included on our corporate website. With regard to Mr. Thompson, our previous disclosures stated that Mr. Thompson held “a Bachelor’s degree in accounting and computer science from Stonehill College.” Mr. Thompson holds a Bachelor of Science degree in business administration with an emphasis in accounting but does not hold a degree in computer science from Stonehill College. With regard to Ms. Hart, our previous disclosures stated Ms. Hart held “a Bachelor’s degree in marketing and economics from Illinois State University.” We have confirmed that Ms. Hart holds a

Bachelor of Science degree in business administration with an emphasis in marketing and economics from Illinois State University.

It is our view that the incorrect disclosure identified above regarding Mr. Thompson’s computer science degree is not material. In TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976) and Basic, Inc. v. Levinson, 485 U.S. 224 (1988), the Supreme Court established that information is material for purposes of the federal securities laws only if there is “a substantial likelihood that a reasonable shareholder would consider the information important in deciding how to vote” or “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” It is our strong belief that a reasonable investor would neither view our previous statement concerning Mr. Thompson’s computer science degree as important in deciding how to vote nor as altering the “total mix” of information available. The Fourth Circuit Court of Appeals made this same determination in Greenhouse v. MCG Capital Corp., 2004 WL 2940871 (4th Cir. Dec. 21, 2004) where a chief executive officer misrepresented that he graduated from college and held any undergraduate degree.

In its decision, the Fourth Circuit stated that the federal securities laws do not prohibit any misrepresentation of immaterial facts. The Fourth Circuit continued by finding that although statements about the chief executive officer’s educational background were clearly false, they were immaterial because there was no credible basis for believing that the officer’s lack of an undergraduate degree would have altered the “total mix” of information available to investors about the company. The disclosure regarding Mr. Thompson concerned the nature of his degree and not, as in the Fourth Circuit decision cited above, whether he graduated from college. Further, we do not believe that the incorrect disclosure concerning Mr. Thompson’s computer science degree, obtained some 30 years ago, detracted from Mr. Thompson’s substantial executive and operating experience as described in our disclosures. We further note that Regulation S-K, Item 401 (Directors, Executive Officers, Promoters and Control Persons) does not require that the educational background of directors or executive officers be disclosed in a company’s filings with the Commission.

2.	Please fill in the blanks in your proxy statement.

RESPONSE:

We will include information to fill all blanks in our proxy statement in the definitive proxy statement we will file with the Commission in connection with our 2012 annual meeting of shareholders. This information will consist of the date of the proxy statement, the date, time and location of the 2012 annual meeting of shareholders, the record date and the number of shares outstanding as of the record date, the website address on which shareholders may access our proxy materials electronically, the identity of the inspector of elections, and the deadline for inclusion of proposals in our proxy statement for our 2013 annual meeting.

3.	Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that require supplemental information or further disclosure to support your belief or opinion:

•	The assertion that Mr. Thompson has “experience in transforming business models to delivery growth and increased valued,” on pages 10 and 15;

•	The assertion that Mr. Amoroso possesses “transformational leadership experience,” on page 15; and

•	The reference to Mr. Webb’s “transformational leadership at a global consumer Internet company,” on page 17.

RESPONSE:

As noted in our response to Comment No. 1 above, we will remove Mr. Thompson’s biographical information from the proxy statement for our 2012 annual meeting of shareholders. With respect to the referenced disclosures concerning Mr. Amoroso and Mr. Webb, we will delete the references to “transformational” in describing their leadership experience. We do not believe there are any other statements or assertions of opinion or belief set forth in the preliminary proxy statement, and we do not intend to include any such statements or assertions in our definitive proxy statement.

Questions and Answers About the Proxy Materials and Our 2012 Meeting of Shareholders

What if a quorum is not present at the meeting?, page 5

4.	You state that the proxy holders may exercise their discretionary authority to vote in favor of an adjournment of the annual meeting. We do not consider the adjournment of an annual meeting to solicit additional proxies to be a matter incident to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Rule 14a-4(c). If you wish to use proxies in this manner, please include a separate proposal on the proxy card (and appropriate disclosure in the proxy statement) so that shareholders may expressly grant you this authority.

RESPONSE:

Section 2.7 of our amended and restated bylaws provides that if a quorum is not present at any meeting of shareholders, the meeting may be adjourned until a quorum is present by either (a) the chairperson of the meeting or (b) the shareholders entitled to vote thereat, present in person or represented by proxy. As a result, we intend to revise the referenced disclosure in the definitive proxy statement for our 2012 annual meeting of shareholders in the manner set forth below to clarify that the chairperson has the authority, without the vote of shareholders, to adjourn the meeting if a quorum is not present:

“Q:	What if a quorum is not present at the meeting?

A:	If a quorum is not present at the scheduled time of the annual meeting, the chairperson of the meeting is authorized by our bylaws to ~~we may~~ adjourn the meeting~~, either with or~~ without the vote of the shareholders. ~~If we propose to have the shareholders vote whether to adjourn the meeting, the proxyholders will exercise their discretion to vote all shares for which they have authority in favor of the adjournment.”~~

What effect do withhold votes, abstentions and broker non-votes have …?, page 6

5.	Please revise the second sentence in the second paragraph of this section so that it is consistent with your disclosure on page 5 that broker non-votes are counted for the purpose of determining the presence of a quorum. Alternatively, please advise why you do not consider a broker’s lack of entitlement to vote on any proposals to result in a “broker non-vote.”

RESPONSE:

We believe the referenced disclosure on page 6 of the preliminary proxy statement is correct and does not conflict with the disclosure on page 5 of the preliminary proxy statement. In light of the Settlement Agreement, however, the election of directors at our 2012 annual meeting of shareholders will no longer be contested. Therefore, we intend to revise the referenced disclosure in our definitive proxy statement for our 2012 annual meeting of shareholders as follows:

“Broker Non-Votes. ~~For brokerage accounts that receive proxy materials from or on behalf of both Yahoo! and the Third Point Entities, all items listed in the notice for the meeting will be considered non-routine matters. In that case, if you do not submit any voting instructions to your broker, your shares will not be counted in determining the outcome of any of the proposals at the annual meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from Yahoo!, a~~ A broker is entitled to vote shares held for a beneficial holder on routine matters, such as the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm, without instructions from the beneficial holder of those shares. On the other hand, a broker is not entitled to vote shares held for a beneficial holder on certain non-routine items, such as the election of directors, the advisory approval of the Company’s executive compensation, the amendment to the 1995 Stock Plan or the amendment to the Directors’ Plan, absent instructions from the beneficial holders of such shares. Consequently, if ~~you receive proxy materials only from Yahoo! and~~ you do not submit any voting instructions to your broker, your broker may exercise its discretion to vote your shares on the proposal to ratify the appointment of PricewaterhouseCoopers LLP. If your shares are voted on this item as directed by your broker, your shares will constitute “broker non-votes” on each of the non-routine items and will not be counted in determining the number of shares necessary for approval of the non-routine items, although they will count for purposes of determining whether a quorum exists.”

6.	Please revise the second paragraph to disclose that brokers cannot exercise discretionary authority on any matter in this contested solicitation. Alternatively, provide us supplementally with support for the proposition that brokers can vote to ratify the appointment of an auditor in a contested solicitation so long as the beneficial owner only receives proxy materials from the company.

RESPONSE:

We believe the referenced disclosure on page 6 of the preliminary proxy statement is correct based on conversations between our outside counsel, O’Melveny & Myers, and representatives of the New York Stock Exchange concerning the application of NYSE Rule 452 to a contested solicitation. In light of the Settlement Agreement, however, we intend to revise the referenced disclosure as set forth in the response to Comment No. 5 above as we now expect that brokers will be permitted to exercise discretionary authority to vote shares held for a beneficial owner on the proposal to ratify the appointment of our independent registered public accounting firm in the absence of instructions from the beneficial owners of those shares.

Certain Background Information, page 10

7.	Please expand your disclosure to explain why you believe that “appointing Mr. Loeb to the Board is not in the best interest of the Company and its shareholders.”

RESPONSE:

As a result of the Settlement Agreement, we intend to delete the section titled “Certain Background Information” from the definitive proxy statement we will file with the Commission in connection with our 2012 annual meeting of shareholders.

Proposal No. 1: Election of Directors

Voting Standard, page 12

8.	You state that “[i]f any nominee of the Board is unable or unwilling to serve as a director,” the persons designated as proxies intend to vote in their discretion for such other persons as selected by the board. Please clarify, if accurate, that proxies may confer discretionary authority to vote for a substitute candidate only if a bona fide nominee is unable to serve or for good cause will not serve. Refer to Rule 14a-4(c)(5).

RESPONSE:

We will revise the referenced disclosure in the definitive proxy statement for our 2012 annual meeting as set forth below to clarify the manner in which proxies may confer discretionary authority to vote for substitute candidates:

“If any nominee of the Board is unable ~~or unwilling~~ to serve or for good cause will not serve as a director at the time of the annual meeting, the persons who are designated as proxies intend to vote, in their discretion, for such other persons, if any, as may be designated by the Board.”

Nominees, page 12

9.	The business experience description for Ms. Hart does not appear to specify her primary business activities during each of the past five years. In this regard, we note that other than her service on boards of directors, the only business activity discussed for the past five years is Ms. Hart’s service as an officer of IGT. See Item 7 of Schedule 14A and Item 401(e) of Regulation S-K. Please revise or advise as appropriate.

RESPONSE:

As a result of Ms. Hart’s resignation on May 13, 2012, we will remove Ms. Hart’s biographical information from the definitive proxy statement for our 2012 annual meeting of shareholders. We respectfully advise the Staff, however, that the business experience description for Ms. Hart did reflect Ms. Hart’s primary business activities during each of the past five years. For approximately four years prior to Ms. Hart’s appointment as chief executive officer of International Game Technology (IGT), Ms. Hart served only as a director on several public company boards, including Korn/Ferry International from 2000 to 2009, Spansion Inc. from 2005 to 2008, LIN TV Corp. from 2006 to 2009 and IGT since 2006.

Definitive Additional Soliciting Materials

10.	Please characterize as your belief or opinion, and provide support for, the claim in your May 2, 2012 press release that in connection with your new comprehensive strategic framework, you will forge strong relationships with your advertisers in part by “delivering a higher rate of return on advertising spend.” Please also clarify the point of comparison (e.g., advertisers’ past rates of return with Yahoo! or their rates of return with your competitors or some other metric).

RESPONSE:

As we described on our April 17, 2012 earnings call, Yahoo! is taking steps to implement its recently-announced comprehensive strategic framework. As part of our new strategic framework, we are implementing changes to give advertisers better tools to make use of our vast data to personalize user experiences. Based on our own experiences and discussions with our advertisers, we believe that increased personalization will lead to improved click-through rates and campaign effectiveness for our advertisers and ultimately lead to a higher rate of return for our advertisers. By “higher rate of return,” we intended to make clear that it is our goal that advertisers achieve a higher rate of return in comparison to both the recent historical rates of return achieved by our advertisers in connection with their advertising spend with Yahoo! as well as the rates of return our advertisers are achieving by advertising with our competitors. In future filings, we will modify our disclosures appropriately to characterize similar statements as statements of our belief or opinion.

May 9, 2012 Staff Comment Letter

Definitive Additional Soliciting Materials filed May 2, 2012

1.

We refer to the information from your website YahooForward.com filed as additional soliciting materials on May 2nd, and the updated biographical information for Mr. Kenny filed on May 8th. Please provide support for your statement contained in these materials that at Publicis, Mr. Kenny “helped shape some of the most innovative and strategic marketing solutions for some of the world’s biggest brands.”

RESPONSE:

In light of the Settlement Agreement, please be advised that we disabled our YahooForward.com website on May 13, 2012. As a result, statements concerning our directors appearing on the website are no longer accessible.

2.

We refer to the legend entitled “Important Additional Information” that appears at the bottom of the screen on your website YahooForward.com. This legend does not directly provide all of the information called for by Rule 14a-12(a)(1), but it includes a hyperlink to another page on the website that does appear to provide such information. Please tell us how you concluded that this presentation is consistent with the requirement that each written communication include the legends prescribed by Rule 14a-12(a)(1).

RESPONSE:

In light of the Settlement Agreement, please be advised that we disabled our YahooForward.com website on May 13, 2012. We believe, however, that the legend information previously presented on the YahooForward.com website was consistent with the requirements of Rule 14a-12(a)(1). In Release No. 33-7233, the Commission first articulated what has become known as the “envelope” theory. The “envelope” theory, as further explained by the Commission in Release No. 33-7856, provides that documents in close proximity on the same web site menu and documents hyperlinked to each other are considered delivered together as if they were in the same paper envelope. In Release No. 34-58288, the Commission, expanding upon the “envelope” theory, provided detailed guidance concerning the presentation on a company’s website of a summary or overview of more complete information located elsewhere on a website. The Commission noted that providing explanatory language to identify the location of more detailed information on a company’s website as well as including a hyperlink to the more detailed information in close proximity to the summary or overview information are techniques companies can use to help an investor understand the appropriate scope of the overview information while making clear where the more detailed information is located. In footnote 90 of Release No. 34-58288, the Commission noted that this approach is analogous to its previously-articulated “envelope” theory because “providing hyperlinks to the complete information from which the summary is derived or upon which an overview is based can lead to this information being considered to be provided together or, at a minimum, directing the reader to the location of the more detailed information.”

Consistent with the guidance in Release No. 34-58288 and the Commission’s “envelope” theory, we believe the hyperlinked “Legal Disclaimers” page containing all of the information required by Rule 14a-12(a)(1) was provided with the information appearing on each screen of our YahooForward.com website under the heading titled “Important Additional Information.” The first two sentences of the legend appearing at the bottom of each screen under the heading titled “Important Additional Information” on our website at YahooForward.com clearly advised, as required by Rule 14a-12(a)(1)(ii), that security holders should read our definitive proxy statement when it becomes available because it will contain important information. The last sentence of the provided language then clearly and in bold face type directed security holders to read “additional information about Yahoo!’s solicitation of proxies for the 2012 annual meeting” by accessing the provided hyperlink titled “Legal Disclaimers.”

Definitive Additional Soliciting Materials filed May 4, 2012

3.

Please file additional soliciting material under cover of Schedule 14A no later than the date the material is first published, sent or given to security holders, as required by Rule 14a-12(b). In this regard, it appears that your press statements dated May 3rd may not have been timely filed. Please advise, and confirm that future additional soliciting materials will be filed on the day they are first published or provided to security holders.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that we issued the first press statement on May 3rd at approximately 12:30pm Pacific time and we issued the second press statement on May 3rd at approximately 7:30pm Pacific time. In accordance with Rule 14a-12(b) and Item 13(d) of Regulation S-T, we confirm that we will file future additional soliciting materials on the day they are first published or provided to security holders or, if the publication or distribution of such materials does not occur during official business hours of the Commission, we will file such materials as soon as practicable on the next business day.

*  *  *  *

As requested by the Staff, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 or Robert T. Plesnarski of O’Melveny & Myers LLP at (202) 383-5149 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ Michael J. Callahan

By: Michael J. Callahan

Title: Executive Vice President,

General Counsel and Secretary

cc:	David L. Orlic, Special Counsel

Stephanie I. Splane, Vice President, Corporate Legal Affairs, Deputy General Counsel

Robert T. Plesnarski, O’Melveny & Myers LLP